FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF NOVEMBER 2003

                                 VIDEOTRON LTEE
                              (Name of Registrant)

                300 Viger Avenue East, Montreal, Canada, H2X 3W4
                    (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                           Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

                                 Yes |_| No |X|

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

                                  Press release
                                 VIDEOTRON LTEE
                             Filed in this Form 6-K

Documents index

1. Consolidated Financial Statements of Videotron ltee and its Subsidiaries for the three-month period ended September 30, 2003;

[LOGO] Videotron

                                    Unaudited
                    Interim Combined Financial Statements of

                                 VIDEOTRON LTEE,
                             VIDEOTRON TVN INC., AND
                           LE SUPERCLUB VIDEOTRON LTEE

                                    Form 6-K

                              for the quarter ended

                               September 30, 2003

                                November 26, 2003

VIDEOTRON LTEE

Interim Combined Financial Statements of
(Unaudited)

VIDEOTRON LTEE,
VIDEOTRON TVN INC., AND
LE SUPERCLUB VIDEOTRON LTEE

Three-month and nine-month periods ended September 30, 2002 and 2003

VIDEOTRON LTEE
Interim Combined Financial Statements
(Unaudited)

Three-month and nine-month periods ended September 30, 2002 and 2003

Financial Statements

     Highlights...........................................................   2

     Message to Debtholders .............................................. 3-8

     Interim Combined Statements of Operations............................   9

     Interim Combined Statements of Shareholder's Equity..................  10

     Interim Combined Balance Sheets......................................  11

     Interim Combined Statements of Cash Flows............................  12

     Notes to Interim Combined Financial Statements.......................  13

VIDEOTRON LTEE

Highlights

FINANCIAL DATA
==============================================================================================
                                                                  Nine-month period ended

                                                          September 30            September 30
                                                               2003                    2002
                                                            (in thousands of Canadian dollars)
----------------------------------------------------------------------------------------------
INCOME STATEMENT

Operating revenue                                            $583,139                 $562,995

Operating income before depreciation and amortization        $228,169                 $189,668

Net income                                                   $ 62,810                 $ 22,660
----------------------------------------------------------------------------------------------

CASH FLOWS

Cash flows from operating activities                         $ 82,650                 $110,636

Capital expenditures                                         $ 70,768                 $ 89,763
----------------------------------------------------------------------------------------------
==============================================================================================

SUBSCRIBERS
==============================================================================================

                                                             As at                    As at
                                                          September 30            September 30
                                                              2003                    2002

----------------------------------------------------------------------------------------------
Home passed                                                 2,344,000                2,316,090

Residential and Commercial Services
   Basic services                                           1,422,965                1,455,531
   Extended basic tier services                             1,157,118                1,183,538
   Digital television services - customers                    213,203                  155,542

Digital television services - set-top boxes                   228,454                  165,520

Internet Access Services
   Dial up                                                     30,482                   48,113
   Cable Modem                                                378,525                  281,270

----------------------------------------------------------------------------------------------
==============================================================================================

MESSAGE TO DEBTHOLDERS

Third Quarter ended September 30, 2003

Revenues

Combined operating revenues for the third quarter ended September 30, 2003 were $197.5 million, as compared to $183.9 million for the same period in 2002, an increase of $13.6 million or 7.4%. ARPU increased to $43.93 for the third quarter ended September 30, 2003 from $39.84 in the same period in 2002, representing a 10.3% increase.

Cable television revenues for the third quarter ended September 30, 2003 decreased $2.0 million, or 1.4%, as compared to the same period in 2002. This decrease was primarily a result of the decline in the number of our basic cable customers, which was partially offset by price increases we implemented in February 2003. Our ability to retain existing customers and acquire new customers improved considerably since the end of the labor conflict in April 2003, and we experienced a 0.7% growth or 10,855 of our basic cable customers from 1,412,110 at June 2003 to 1,422,965 at September 30, 2003 compared to a decrease of 0.6% or 8,290 customers for the third quarter of 2002. We increased the number of our digital customers by 19,015 or 9.8%, from June to September 2003 compared to 18,799 or 13.7% for the same period in 2002.

Internet revenues for the third quarter ended September 30, 2003 increased $14.2 million, or 43.3%, as compared to the same period in 2002. This growth was due to an increase of 26,569 or 7.5% high-speed Internet customers in the third quarter 2003 compared to an increase of 16,445 or 6.2% in the same period last year along with price increases that we gradually implemented beginning in the second half of 2002.

Revenues from video stores for the third quarter 2003 increased $1.0 million or 11.4%, as compared to the same period in 2002. This growth was due to higher revenues generated by our franchised video stores and by a higher volume of rentals of video cassettes, DVDs and video games.

Direct Costs and Operating Expenses

Direct costs declined $2.6 million or 5.0% to $49.7 million for the third quarter ended September 30, 2003 from $52.3 million for the same period in 2002. Direct costs for cable television services for the third quarter of 2003, a substantial portion of which consist of programming costs, were lower than for the same period in 2002. Direct costs for Internet access for the third quarter 2003 were also lower than for the same period in 2002 due to a significant reduction in bandwidth and transportation costs, which was partially offset by the higher costs resulting from an increased number of Internet access customers.

Operating expenses declined $1.0 million, or 1.4%, to $69.4 million for the third quarter 2003 from $70.4 million for the same period in 2002. Ongoing efforts to reduce costs served to reduce operating expenses in the third quarter ended September 30, 2003 but were partially offset by indirect costs of $1.2 million for the third quarter 2003, which would previously have been capitalized. Non-recurring items in the third quarter ended September 30, 2002 also contributed to the decline in operating expenses for the same period in 2003. We incurred approximately $6.4 million of non-recurring costs in the third quarter 2002 primarily to repair damaged property and provide for increased personnel and network security, which were the result of acts of vandalism committed against our network during a labor dispute. A non-recurring gain of $3.8 million in the third quarter ended September 30, 2002 from the recovery of network taxes partially offset these charges.

EBITDA

EBITDA for the third quarter ended September 30, 2003 was $78.3 million, as compared to $61.2 million for the same period in 2002, representing an increase of $17.1 million, or 27.9%. This growth in EBITDA was a result of the increase in revenues, combined with cost reductions and the absence of non-recurring costs. EBITDA margin increased to 39.6% for the third quarter 2003 from 33.3% for the same period in 2002.

Depreciation and Amortization

Depreciation and amortization expenses for the third quarter 2003 were $35.5 million, an increase of $1.7 million or 5.0% from $33.8 million for the same period in 2002. This growth was attributable to ongoing capital expenditures required to support an increased number of Internet access customers, network extensions and maintenance capital.

Financial Expenses, Other Items and Income Taxes

Financial expenses for the third quarter 2003 were $16.2 million, as compared to $25.2 million for the same period in 2002, a decline of $9.0 million, or 35.7%. This decline in financial expenses was mainly due to a lower foreign exchange loss on US dollar-denominated long-term debt, which amounted to $0.2 million for the third quarter 2003, as compared to $5.6 million for the same period in 2002 and to reduced interest expense due to debt repayment made in 2002 and earlier this year.

The provision for income taxes was $8.5 million for the third quarter 2003, as compared to $0.8 million for the same period in 2002. The effective tax rate decreased to 32.0% for the third quarter 2003 from 35.3% for the same period in 2002 due to a reduction in the applicable federal tax rate and foreign exchange loss partially deductible and others.

Net Income

The Company reported a net income of $18.1 million for the third quarter 2003 compared to $1.4 million in 2002, an increase of $16.7 million.

Liquidity and Capital Resources

Funds from Operations

Cash provided by operating activities during the third quarter 2003 was $35.7 million, as compared to $32.2 million for the same period in 2002, an increase of $3.5 million or 10.9%. Cash flows from operations before changes in non-cash operating items, amounted to $64.1 million for the third quarter 2003, as compared to $41.5 million for the same period in 2002. Changes in non-cash operating items were $28.5 million during the third quarter 2003, as compared to $9.3 million in the same period in 2002, an increase of $19.2 million. The variation in non-cash operating items is mainly due to the payment of accrued restructuring charges and to the timing of the payments made to suppliers and affiliated companies.

Investing Activities

The total cash flows used by investing activities for the third quarter 2003 were $21.6 million as compared to $29.7 million for the same period last year, a reduction of $8.1 million, or 27.3%.

During the third quarter 2003, we invested $20.0 million in capital expenditures compared to $24.0 million for the same period in 2002. We also invested $1.0 million to support the growth of our Internet access service. The remainder of our capital spending is attributable to installation costs for new customers, network expansion and capital maintenance.

Deferred charges, which include equipment subsidies on digital television and high speed internet and development cost of new products, were $2.1 million for the third quarter 2003, as compared to $6.2 million for the same period in 2002. The reduction in deferred charges is mainly due to lower acquisition cost of our set-top boxes and modems as compared to previous years and to the mix of equipment sold to customers.

Financing Activities

During the third quarter 2003, cash flows used for financing activities were $9.4 million as compared to $1.5 million for the same period last year. During the third quarter, the mandatory principal repayments on our credit facilities were $19.4 million during the third quarter 2003, as compared to $1.5 million for the same period in 2002. During the same period, we borrowed $20.0 million under, and repaid $10.0 million on, our revolving credit facility.

As at September 30, 2003, the Company's cash position showed an indebtedness of $6.1 million as compared to excess cash of $61.0 million at the end of the same period last year.

Nine months ended September 30, 2003

Revenues

Combined operating revenues for the nine months ended September 30, 2003 were $583.1 million, as compared to $563.0 million for the nine months ended September 30, 2002, an increase of $20.1 million or 3.6%. ARPU increased to $43.01 in the nine months ended September 30, 2003 from $39.98 in the same period in 2002, representing a 7.6% increase.

Cable television revenues for the nine months ended September 30, 2003 decreased $18.4 million, or 4.2%, as compared to the same period in 2002. This decrease was primarily a result of the decline in the number of our basic cable customers, which was partially offset by price increases we implemented in February 2003. Our ability to retain existing customers and acquire new customers was negatively affected by the labor dispute from May 2002 to April 2003, and we experienced a 2.2% decrease in the number of our basic cable customers from 1,455,531 at September 30, 2002 to 1,422,965 at September 30, 2003. Despite this disruption, we increased the number of our digital customers by 57,661 or 37.1%, from September 30, 2002 to September 30, 2003. Digital penetration of our customer base increased from 10.7% at September 30, 2002 to 15.0% at September 30, 2003.

Internet revenues for the nine months ended September 30, 2003 increased $36.8 million, or 38.2%, as compared to the same period in 2002. This growth was due to an increase of 97,255 high-speed Internet customers and price increases that we gradually implemented beginning in the second half of 2002. High-speed Internet penetration of our total homes passed increased from 12.1% at September 30, 2002 to 16.1% at September 30, 2003.

Revenues from video stores for the nine months ended September 30, 2003 increased $2.4 million, or 9.1%, as compared to the same period in 2002. This growth was due to higher revenues generated by our franchised video stores and by a higher volume of rentals of video cassettes, DVDs and video games.

Direct Costs and Operating Expenses

Direct costs declined $11.6 million, or 7.3%, to $147.2 million for the nine months ended September 30, 2003 from $158.8 million for the same period in 2002. As a percentage of total revenues, direct costs declined to 25.2% for the nine months ended September 30, 2003 from 28.2% for the same period in 2002. Direct costs for cable television services for the nine months ended September 30, 2003, a substantial portion of which consist of programming costs, were lower than for the same period in 2002. During the nine months ended September 30, 2003, our programming costs were lower due to a decline in the number of basic cable customers, which was partially offset by modest increases in programming costs per customer. Direct costs for Internet access for the nine months ended September 30, 2003 were also lower than for the same period in 2002 due to a significant reduction in bandwidth and transportation costs, which was partially offset by the higher costs resulting from an increased number of Internet access customers. Access fees payable to Cablage QMI inc., or Cablage QMI, a subsidiary of Quebecor Media, in the nine months ended September 30, 2003 were $0.8 million lower than in the same period in 2002 due to the establishment on September 3, 2002 by the CRTC of a maximum access fee per customer that Cablage could charge, which was less than the access fee per customer previously charged.

Operating expenses declined $6.7 million, or 3.1%, to $207.8 million for the nine months ended September 30, 2003 from $214.5 million for the same period in 2002. As a percentage of total revenues, operating expenses declined to 35.6% for the first nine months ended September 30, 2003 from 38.1% for the same period in 2002. Ongoing efforts to reduce costs served to reduce operating expenses in the nine months ended September 30, 2003 but were partially offset by indirect costs of $6.6 million for the nine months ended September 30, 2003, which would previously have been capitalized. Non-recurring items in the nine months ended September 30, 2002 also contributed to the decline in operating expenses for the same period in 2003. We incurred approximately $16.0 million of non-recurring costs in the nine months ended September 30, 2002 primarily to repair damaged property and provide for increased personnel and network security, which were the result of acts of vandalism committed against our network during a labor dispute. A non-recurring gain of $8.3 million in the nine months ended September 30, 2002 from the recovery of network taxes partially offset these charges.

EBITDA

EBITDA for the nine months ended September 30, 2003 was $228.2 million, as compared to $189.7 million for the same period in 2002, representing an increase of $38.5 million, or 20.3%. This growth in EBITDA was a result of the increase in revenues, combined with cost reductions and the absence of non-recurring costs. EBITDA margin increased to 39.1% for the nine months ended September 30. 2003 from 33.7% for the same period in 2002.

Depreciation and Amortization

Depreciation and amortization expenses for the nine months ended September 30, 2003 were $105.0 million an increase of $4.4 million, or 4.4 %, as compared to $100.6 million in the same period in 2002. This growth was attributable to ongoing capital expenditures required to support an increased number of Internet access customers, network extensions and maintenance capital.

Financial Expenses, Other Items and Income Taxes

Financial expenses for the nine months ended September 30, 2003 were $34.2 million, as compared to $54.6 million for the same period in 2002, a decline of $20.4 million, or 37.4%. This decline in financial expenses was mainly due to higher foreign exchange gains on US dollar-denominated long-term debt, which amounted to $17.8 million for the nine months ended September 30, 2003, as compared to $1.4 million for the same period in 2002.

Other items for the nine months ended September 30, 2003 consisted of a $2.5 million reversal of the restructuring provision that had been taken in the fourth quarter of 2002. This reversal was due to lower severance costs than had been previously anticipated.

The provision for income taxes was $28.7 million for the nine months ended September 30, 2003, as compared to $11.6 million for the same period in 2002. The effective tax rate decreased to 31.3% for the nine months ended September 30, 2003 from 33.8% for the same period in 2002 due to a reduction in the applicable federal tax rate and foreign exchange gains partially taxable.

Net Income

The Company reported a net income of $62.8 million in 2003 compared to $22.7 million in 2002, an increase of $40.1 million, or 176.7%.

Liquidity and Capital Resources

Funds from Operations

Cash provided by operating activities during the nine months ended September 30, 2003 was $82.7 million, as compared to $110.6 million for the nine months ended September 30, 2002, a decline of $27.9 million. Cash flows from operations before changes in non-cash operating items, amounted to $181.5 million for the nine months ended September 30, 2003, as compared to $135.5 million for the same period in 2002. Changes in non-cash operating items were $98.9 million during the nine months ended September 30, 2003, as compared to $24.8 million in the same period in 2002, an increase of $74.1 million. The variation in non-cash operating items is mainly due to the payment of accrued restructuring charges and to the timing of the payments made to programming providers, suppliers and to affiliated companies.

Investing Activities

The total cash flows used by investing activities for the third quarter 2003 were $70.8 million as compared to $89.8 million for the same period last year, a reduction of $19.0 million, or 21.2%. During the nine months ended September 30, 2003, we invested $59.8 million in capital expenditures. We spent $6.5 million to implement our new video-on-demand service. We also invested $2.9 million to support the growth of our Internet access service. The remainder of our capital spending is attributable to installation costs for new customers, network expansion and capital maintenance. This compares with capital expenditures of $78.1 million during the nine months ended September 30, 2002, representing a period-over-period decline of $18.3 million, or 23.4%, which is attributable to the purchase of set-top boxes during the nine months ended September 30, 2002. In the nine months ended September 30, 2003, we sold rather than leased a majority of our set-top boxes resulting in lower capital expenditures.

Deferred charges, which include equipment subsidies on digital television and high speed internet and development cost of new products, were $10.7 million for the nine months ended September 30, 2003, as compared to $11.9 million for the same period in 2002. The reduction in deferred charges is mainly due to lower acquisition cost of our set-top boxes and modems as compared to previous years.

Financing Activities

During the nine months period ended September 30, 2003, cash flows used for financing activities were $31.9 million as compared to $29.3 million for the same period last year. During the nine months ended September 30, 2003, we borrowed $150.0 million in the form of a subordinated loan from our parent company, Quebecor Media, and used the proceeds of this loan to repay an equivalent amount under our credit facilities. The mandatory principal repayments on our credit facilities were $58.3 million during the nine months ended September 30, 2003, as compared to $29.3 million for the same period in 2002. During the same period, we borrowed $85.0 million under, and repaid $45.0 million on, our revolving credit facility. In February 2002 the creation of Cablage QMI generated an in-flow and out-flow of $86.8 million. The mandatory principal repayments on our existing long-term debt for the remainder of 2003 will be $12.5 million.

As at September 30, 2003, the Company's cash position showed an indebtedness of $6.1 million as compared to excess cash of $61.0 million at the end of the same period last year.


Raymond Morissette

Vice-President, Control

Videotron Ltee and its subsidiaries

November 26, 2003

VIDEOTRON LTEE
Interim Combined Statements of Operations
(Unaudited)

Three-month and nine-month periods ended September 30, 2002 and 2003 (in thousands of Canadian dollars)

==============================================================================================================
                                                Three-month period ended             Nine-month period ended
                                                      September 30,                        September 30,
                                           -------------------------------       -----------------------------
                                                   2002               2003               2002             2003
--------------------------------------------------------------------------------------------------------------
Operating revenues:
     Cable television                      $    141,396       $    139,356       $    436,757     $    418,383
     Internet                                    32,759             46,968             96,276          133,033
     Video stores                                 8,756              9,792             25,916           28,267
     Other                                        1,010              1,345              4,046            3,456
     ---------------------------------------------------------------------------------------------------------
                                                183,921            197,461            562,995          583,139
Operating expenses:
     Direct costs                                52,332             49,669            158,845          147,217
     Operating, general and
       administrative expenses                   70,420             69,444            214,482          207,753
     ---------------------------------------------------------------------------------------------------------
                                                122,752            119,113            373,327          354,970

--------------------------------------------------------------------------------------------------------------
Operating income before
   the undernoted                                61,169             78,348            189,668          228,169

Depreciation and amortization                    33,775             35,498            100,643          104,954

Financial expenses (note 3)                      25,200             16,206             54,578           34,185

Other items (note 2)                                 --                 --                 --           (2,500)

--------------------------------------------------------------------------------------------------------------
Income before income taxes and
   non-controlling interest                       2,194             26,644             34,447           91,530

Income taxes (note 4):
     Current                                      1,509              1,398              4,229            4,112
     Future                                        (734)             7,148              7,413           24,562
     ---------------------------------------------------------------------------------------------------------
                                                    775              8,546             11,642           28,674

--------------------------------------------------------------------------------------------------------------
                                                  1,419             18,098             22,805           62,856

Non-controlling interest in
   a subsidiary                                      (4)                27                145               46

--------------------------------------------------------------------------------------------------------------
Net income                                 $      1,423       $     18,071       $     22,660     $     62,810
==============================================================================================================

See accompanying notes to unaudited interim combined financial statements.

VIDEOTRON LTEE
Interim Combined Statements of Shareholder's Equity
(Unaudited)

Three-month and nine-month periods ended September 30, 2002 and 2003 (in thousands of Canadian dollars)

=====================================================================================================================
                                                            Common                                              Total
                                                           capital     Contributed                      shareholder's
                                                             stock         surplus          Deficit            equity
---------------------------------------------------------------------------------------------------------------------
Balance as at December 31, 2001                            $     3        $ 84,357        $(394,532)        $(310,172)

Excess of the fair value received over the carrying
   value of the assets sold to a company under
   common control                                               --           5,147               --             5,147

Excess of the preferred share retractable value
   over the stated capital                                      --              --          (27,999)          (27,999)

Net income                                                      --              --           21,237            21,237

---------------------------------------------------------------------------------------------------------------------
Balance as at June 30, 2002                                      3          89,504         (401,294)         (311,787)

Net income                                                      --              --            1,423             1,423

---------------------------------------------------------------------------------------------------------------------
Balance as at September 30, 2002                                 3          89,504         (399,871)         (310,364)

Issuance of 1 Class A share of SuperClub
   Videotron Ltee                                            1,600              --               --             1,600

Net loss                                                        --              --           (5,863)           (5,863)

---------------------------------------------------------------------------------------------------------------------
Balance as at December 31, 2002                              1,603          89,504         (405,734)         (314,627)

Conversion of 2 Class E preferred shares of
   Videotron Ltee into 820,000 common shares
   (note 11)                                                31,310              --               --            31,310

Conversion of 1 Class E1 preferred share of
   Videotron TVN Inc. into 582,564 Class A
   shares (note 11)                                         31,556              --               --            31,556

Excess of the preferred shares retractable
   value over the stated capital converted
   into Class A shares                                          --         301,170               --           301,170

Net income                                                      --              --           44,739            44,739

---------------------------------------------------------------------------------------------------------------------
Balance as at June 30, 2003                                 64,469         390,674         (360,995)           94,148

Net income                                                      --              --           18,071            18,071

---------------------------------------------------------------------------------------------------------------------
Balance as at September 30, 2003                           $64,469        $390,674        $(342,924)        $ 112,219
=====================================================================================================================

See accompanying notes to unaudited interim combined financial statements.

VIDEOTRON LTEE
Interim Combined Balance Sheets

As at December 31, 2002 and September 30, 2003
(in thousands of Canadian dollars)

=======================================================================================================
                                                                       December 31,       September 30,
-------------------------------------------------------------------------------------------------------
                                                                               2002                2003
-------------------------------------------------------------------------------------------------------
                                                                          (Audited)         (Unaudited)
Assets
     Fixed assets (note 5)                                              $   957,533         $   910,210
     Goodwill (note 6)                                                      432,315             433,215
     Deferred charges (note 7)                                               63,799              58,882
     Investments                                                             12,766              12,766
     Future income taxes                                                     26,758               4,167
     Cash and cash equivalents                                               15,881                 816
     Accounts receivable                                                     71,380              71,641
     Amounts receivable from affiliated companies                            98,649              22,680
     Inventories (note 8)                                                    19,130              22,909
     Prepaid expenses                                                         4,024               5,949
     Income taxes receivable                                                    621                 116

-------------------------------------------------------------------------------------------------------
                                                                        $ 1,702,856         $ 1,543,351
=======================================================================================================

Liabilities
     Long-term debt (note 9)                                            $ 1,119,625         $ 1,034,108
     Retractable preferred shares (note 11)                                 369,667               5,631
     Retractable preferred shares issued by a subsidiary company             87,346                  --
     Issued and outstanding cheques                                           1,945               6,868
     Accounts payable and accrued liabilities (note 10)                     197,286             145,890
     Income taxes payable                                                       909               2,476
     Amounts payable to affiliated companies                                 26,827              10,051
     Deferred revenue                                                        79,931              90,206
     Future income taxes                                                    133,305             135,279
     Non-controlling interest in subsidiaries                                   642                 623
-------------------------------------------------------------------------------------------------------
                                                                          2,017,483           1,431,132

Shareholder's Equity
     Common shares (note 11)                                                  1,603              64,469
     Contributed surplus                                                     89,504             390,674
     Deficit                                                               (405,734)           (342,924)
-------------------------------------------------------------------------------------------------------
                                                                           (314,627)            112,219

-------------------------------------------------------------------------------------------------------
                                                                        $ 1,702,856         $ 1,543,351
=======================================================================================================

Contingencies (note 13)
Subsequent event (note 14)

See accompanying notes to unaudited interim combined financial statements.

On behalf of the Board:

---------------------------

---------------------------

VIDEOTRON LTEE
Interim Combined Statements of Cash Flows
(Unaudited)

Three-month and nine-month periods ended September 30, 2002 and 2003 (in thousands of Canadian dollars)

===================================================================================================================================
                                                                       Three-month period ended           Nine-month period ended
                                                                              September 30,                     September 30,
                                                                      -------------------------         ---------------------------
                                                                          2002             2003              2002              2003
-----------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
     Net income                                                       $  1,423         $ 18,071         $  22,660         $  62,810
     Adjustments for the following items:
         Depreciation and amortization                                  35,553           38,508           106,893           113,298
         Future income taxes                                              (734)           7,148             7,413            24,562
         Non-controlling interest in a subsidiary                           (4)              27               145                46
         Loss on disposal of fixed assets                                  123              452               264               452
         (Gain) loss on foreign currency denominated debt                5,558              195            (1,416)          (17,838)
         Other items                                                      (402)            (274)             (503)           (1,797)
     ------------------------------------------------------------------------------------------------------------------------------
     Cash flows from operations                                         41,517           64,127           135,456           181,533

     Net change in non-cash operating items:
         Accounts receivable                                             4,061            6,563             9,043               194
         Current income taxes                                              672            1,565              (314)            2,073
         Net amounts receivable and payable
            from/to affiliated companies                               (15,978)         (22,255)           (7,322)          (26,167)
         Promissory notes payable to a company
           under common control                                             --               --           (22,543)               --
         Inventories                                                    (2,128)           5,185            (2,327)           (3,779)
         Prepaid expenses                                               (1,705)           2,221            (3,100)           (1,729)
         Accounts payable and accrued liabilities                        6,781          (21,605)            7,394           (79,749)
         Deferred revenue                                               (1,048)            (134)           (5,651)           10,274
         --------------------------------------------------------------------------------------------------------------------------
                                                                        (9,345)         (28,460)          (24,820)          (98,883)
     ------------------------------------------------------------------------------------------------------------------------------
     Cash flows from operating activities                               32,172           35,667           110,636            82,650

Cash flows from investing activities:
     Acquisition of fixed assets                                       (23,991)         (20,044)          (78,146)          (59,803)
     Net change in deferred charges                                     (6,238)          (2,085)          (11,848)          (10,711)
     Proceeds on disposal of fixed assets and investments                  534              506             1,031               646
     Acquisition of non-controlling interest                                --               --              (800)               --
     Acquisition of internet subscribers                                    --               --                --              (900)
     ------------------------------------------------------------------------------------------------------------------------------
     Cash flows used in investing activities                           (29,695)         (21,623)          (89,763)          (70,768)

Cash flows from financing activities:
     Repayment of long-term debt                                        (1,547)         (29,351)          (29,272)         (253,267)
     Increase in long-term debt                                             --           20,000                --            85,000
     Recouponing fees on currency swap                                      --               --                --           (13,539)
     Increase in long-term intercompany loan
       from parent company                                                  --               --                --           150,000
     Issuance of preferred shares of
       subsidiary companies                                                 --               --            86,820                --
     Advances made to a company under common control                        --               --           (86,820)               --
     Other                                                                  --              (64)              (32)              (64)
     ------------------------------------------------------------------------------------------------------------------------------
     Cash flows used in financing activities                            (1,547)          (9,415)          (29,304)          (31,870)
-----------------------------------------------------------------------------------------------------------------------------------
Net change in cash and cash equivalents                                    930            4,629            (8,431)          (19,988)

Cash and cash equivalents at beginning of period                        60,051          (10,681)           69,412            13,936

-----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                            $ 60,981         $ (6,052)        $  60,981         $  (6,052)
===================================================================================================================================

Cash and cash equivalents are comprised of:
     Cash and short-term investments                                  $ 78,270         $    816         $  78,270         $     816
     Issued and outstanding cheques                                    (17,289)          (6,868)          (17,289)           (6,868)

-----------------------------------------------------------------------------------------------------------------------------------
                                                                      $ 60,981         $ (6,052)        $  60,981         $  (6,052)
===================================================================================================================================

See accompanying notes to unaudited interim combined financial statements.

VIDEOTRON LTEE
Notes to Interim Combined Financial Statements
(Unaudited)

As at September 30, 2003

1.    Basis of presentation and accounting changes:

      The Company is a distributor of pay-television services in the Province of Quebec by delivering cable television and Internet access services. It also operates the largest chain of video stores in Quebec.

      The accompanying unaudited combined financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those followed in the most recent audited annual combined financial statements. These unaudited interim combined financial statements do not include all information and note disclosures required by Canadian generally accepted accounting principles for annual financial statements, and therefore should be read in conjunction with the December 31, 2002 audited combined financial statements and the notes below.

      New accounting policies since previous year-end

      (a)   Disclosures of guarantees:

            In February 2003, the Canadian Institute of Chartered Accountants ("CICA") issued Accounting Guideline 14 ("AcG-14"), Disclosure of Guarantees, which requires that certain disclosures be made by a guarantor about its obligations under guarantees in its interim and annual consolidated financial statements for interim periods beginning on or after January 1, 2003.

            A guarantee is a contract or an indemnification agreement that contingently requires the Company to make payments to the other party of the contract or agreement, based on changes in an underlying obligation that is related to an asset, a liability or an equity security of the other party, or based on a third party failure to perform under an obligating agreement. It could also be an indirect guarantee of the indebtedness of another party, even though the payment to the other party may not be based on changes in an underlying obligation that is related to an asset, a liability or an equity security of the other party.

            In the normal course of business, the Company enters into numerous agreements containing features that meet the AcG-14 criteria for a guarantee including the following:

            Operating leases

            The Company has guaranteed a portion of the residual values of certain assets under operating leases for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease terms, is less than the residual value guaranteed, then the Company must, under certain conditions, compensate the lessor for a portion of the shortfall. The maximum exposure in respect of these guarantees is $6.8 million.

VIDEOTRON LTEE
Notes to Interim Combined Financial Statements, Continued
(Unaudited)

As at September 30, 2003

1.    Basis of presentation and accounting changes (continued):

      New accounting policies since previous year-end (continued)

      (a)   Disclosures of guarantees (continued):

            Guarantees under lease agreements

            A subsidiary of the Company has provided guarantees to the lessor of certain of the franchisees for operating leases, with expiry dates through 2008. If the franchisee defaults under the agreement, the subsidiary must, under certain conditions, compensate the lessor for the default. The maximum exposure in respect of these guarantees is $2.7 million. As at September 30, 2003, the subsidiary has not recorded a liability associated with these guarantees, since it is its present estimation that no franchisee will default under the agreement. Recourse against the sub-lessee is also available, up to the total amount due.

      (b) Termination benefits and costs associated with exit and disposal activities:

            In March 2003, the Emerging Issues Committee released Abstracts EIC-134, Accounting for Severance and Termination Benefits ("EIC-134"), and EIC-135, Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring) ("EIC-135"). EIC-134 provides interpretive guidance to the accounting requirements for the various types of severance and termination benefits covered in CICA Handbook Section 3461, Employee Future Benefits. EIC-135 provides interpretive guidance for the timing of the recognition of a liability for costs associated with an exit or disposal activity. The new guidance requires that the liability be recognized for those costs only when the liability is incurred, that is, when it meets the definition of a liability in CICA Handbook Section 1000, Financial Statement Concepts.

            These new EICs also establish fair value as the objective for initial measurement of liabilities related to exit or to disposal activities. Together, these two EICs are intended to harmonize Canadian generally accepted accounting principles with US SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. The Company adopted the new recommendations effective April 1, 2003. The adoption of these standards did not have a material impact on the Company's combined financial statements for the nine-month period ended September 30, 2003.

      (c)   Long-Lived Assets and Discontinued Operations:

            In December 2002, the CICA issued Section 3063, Impairment or Disposal of Long-lived Assets and revised Section 3475, Disposal of Long-Lived Assets and Discontinued Operations, of the CICA Handbook. Together, these two sections supersede the write-down and disposal provisions of Section 3061, Property, Plant and Equipment, as well as Section 3475, Discontinued Operations, of the CICA Handbook.

VIDEOTRON LTEE
Notes to Interim Combined Financial Statements, Continued
(Unaudited)

As at September 30, 2003

1.    Basis of presentation and accounting changes (continued):

      New accounting policies since previous year-end (continued)

      (c)   Long-Lived Assets and Discontinued Operations (continued):

            Section 3063 amends existing guidance on long-lived asset impairment measurement and establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use by the Company. It requires that an impairment loss be recognized when the carrying amount of a long-lived asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and eventual disposal; an impairment should be measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

            Section 3475 provides specified criteria for classifying an asset as held-for-sale and requires assets classified as held-for-sale to be accounted for at the lower of their carrying amounts or fair value, less selling costs. Section 3475 also broadens the scope of businesses that qualify for reporting by including as discontinued operations any disposals of a component of an entity for which operating results and cash flows can be clearly distinguished from the rest of the Company, and changes the timing of loss recognition on such operations.

            The new standards in Section 3063 on the impairment of long-lived assets held for use are applicable for years beginning on or after April 1, 2003; however, early application is permitted. The revised standards in Section 3475 on disposal of long-lived assets and discontinued operations are applicable to disposal activities initiated under an exit plan committed to on or after May 1, 2003; however, early application is permitted.

2.    Restructuring accrual:

     =========================================================================================================
                                                                            (in thousands of Canadian dollars)
     Balance as at December 31, 2002                                                             $      25,000
     Utilized in the six-month period ended June 30, 2003: Cash                                        (14,614)
     Reversal: Non-cash                                                                                 (2,500)
     ---------------------------------------------------------------------------------------------------------
     Balance as at June 30, 2003                                                                         7,886
     Utilized in the three-month period ended September 30, 2003: Cash                                  (7,608)

     ---------------------------------------------------------------------------------------------------------
     Balance as at September 30, 2003                                                            $         278
     =========================================================================================================

      In 2002, the Company conducted cost reduction programs which included labour reductions and consequently employees and other related commitments.

VIDEOTRON LTEE
Notes to Interim Combined Financial Statements, Continued
(Unaudited)

As at September 30, 2003

3.    Financial expenses:

    =========================================================================================================
                                                  Three-month period ended           Nine-month period ended
                                                        September 30,                     September 30,
                                                  -------------------------         -------------------------
                                                      2002             2003             2002             2003
    ---------------------------------------------------------------------------------------------------------
                                                              (in thousands of Canadian dollars)
    Third parties:
        Interest on long-term debt                $ 19,565         $ 13,664         $ 55,950         $ 48,064
        Write-off and amortization
          of deferred financing costs                  711              712            2,171            3,809
        Amortization of debt premium                  (291)            (291)            (681)            (874)
        (Gain) loss on foreign denominated debt      5,558              195           (1,416)         (17,838)
        Gain on foreign denominated
          short-term monetary items                   (378)            (111)          (1,352)          (3,190)
        Bank fees                                      362              307            1,135              982
        Other interest and penalty charges             300               29              319               91
        -----------------------------------------------------------------------------------------------------
                                                    25,827           14,505           56,126           31,044

        Interest capitalized to fixed assets            --               --              (26)              --
        Interest income                               (481)             (14)          (1,367)             (93)
        -----------------------------------------------------------------------------------------------------
                                                    25,346           14,491           54,733           30,951

    Parent company:
        Interest expense                                --            1,712               --            3,462

    Companies under common control:
        Interest (income) expense                   (2,212)               3           (5,434)          (3,621)
        Undeclared cumulative dividend
          on preferred share of a subsidiary         2,066               --            5,279            3,393
        -----------------------------------------------------------------------------------------------------
                                                      (146)               3             (155)            (228)

    ---------------------------------------------------------------------------------------------------------
                                                  $ 25,200         $ 16,206         $ 54,578         $ 34,185
    =========================================================================================================

VIDEOTRON LTEE
Notes to Interim Combined Financial Statements, Continued
(Unaudited)

As at September 30, 2003

4.    Income taxes:

      The following schedule reconciles income taxes computed on the income before income taxes and non-controlling interest in a subsidiary according to the combined basic income tax rate and the effective income tax rate:

      ===========================================================================================================
                                                       Three-month period ended          Nine-month period ended
                                                             September 30,                     September 30,
                                                       ------------------------         -------------------------
                                                          2002             2003             2002             2003
      -----------------------------------------------------------------------------------------------------------
                                                                   (in thousands of Canadian dollars)
      Income taxes based on the combined
        federal and provincial (Quebec)
        basic income tax rate of 33.08%
        (2002 - 35.16%)                                $   772         $  8,814         $ 12,112         $ 30,278
      Federal large corporations taxes                     796              699            2,070            1,874
      Unrecognized foreign exchange loss (gain)
      on US denominated debt taxable at
         a lower rate                                    1,238               27             (222)          (2,422)
      Unrecognized tax benefit of capital gain              --               --             (276)            (644)
      Non-deductible dividend payable to
        a company under common control                     726               --            1,856            1,122
      Other                                             (2,757)            (994)          (3,898)          (1,534)

      -----------------------------------------------------------------------------------------------------------
                                                       $   775         $  8,546         $ 11,642         $ 28,674
      ===========================================================================================================

5.    Fixed assets:

      ===========================================================================================================
                                                                                                December 31, 2002
      -----------------------------------------------------------------------------------------------------------

                                                                                      Accumulated        Net book
                                                                             Cost    depreciation           value
      -----------------------------------------------------------------------------------------------------------
                                                                           (in thousands of Canadian dollars)
      Receiving and distribution networks                              $1,384,344        $597,919        $786,425
      Furniture and equipment                                             183,471         129,952          53,519
      Terminals and operating system                                      197,433         103,018          94,415
      Buildings                                                            21,645           7,564          14,081
      Video rental inventory                                               10,503           6,465           4,038
      Coding and transmission material                                      8,303           5,098           3,205
      Land                                                                  1,850              --           1,850

      -----------------------------------------------------------------------------------------------------------
                                                                       $1,807,549        $850,016        $957,533
      ===========================================================================================================

VIDEOTRON LTEE
Notes to Interim Combined Financial Statements, Continued
(Unaudited)

As at September 30, 2003

5.    Fixed assets (continued):

      =====================================================================================
                                                                         September 30, 2003
      -------------------------------------------------------------------------------------

                                                                Accumulated        Net book
                                                       Cost    depreciation           value
      -------------------------------------------------------------------------------------
                                                       (in thousands of Canadian dollars)
      Receiving and distribution networks        $1,424,842        $661,461        $763,381
      Furniture and equipment                       203,715         146,145          57,570
      Terminals and operating system                181,691         113,055          68,636
      Buildings                                      21,648           8,092          13,556
      Video rental inventory                          9,733           7,417           2,316
      Coding and transmission material                8,544           5,616           2,928
      Land                                            1,823              --           1,823

      -------------------------------------------------------------------------------------
                                                 $1,851,996        $941,786        $910,210
      =====================================================================================

6.    Goodwill:

      =====================================================================================
                                                          December 31,        September 30,
      -------------------------------------------------------------------------------------
                                                                  2002                 2003
      -------------------------------------------------------------------------------------
                                                         (in thousands of Canadian dollars)
      Goodwill                                           $     432,315        $     433,215
      =====================================================================================

      During the nine-month period ended September 30, 2003, a subsidiary of the Company acquired for a cash consideration of $0.9 million, at the carrying value of the investment held by the parent company, a small group of Internet (dial-up) customers from its parent company. Assets acquired, amounting to $0.9 million, have been recorded as goodwill.

VIDEOTRON LTEE
Notes to Interim Combined Financial Statements, Continued
(Unaudited)

As at September 30, 2003

7.    Deferred charges:

      =========================================================================================================
                                                                              December 31,        September 30,
                                                                                      2002                 2003
      ---------------------------------------------------------------------------------------------------------
                                                                             (in thousands of Canadian dollars)
      Long-term financing fees                                               $      13,179        $       9,525
      Employee future benefit costs                                                  4,562                4,562
      Forward exchange contracts                                                     8,948                   --
      Subsidies on equipment                                                        35,241               43,647
      Development and pre-operating costs                                            1,367                  742
      Leasehold inducement                                                             502                  406

      ---------------------------------------------------------------------------------------------------------
                                                                             $      63,799        $      58,882
      =========================================================================================================

8.    Inventories:

      =========================================================================================================
                                                                              December 31,        September 30,
                                                                                      2002                 2003
      ---------------------------------------------------------------------------------------------------------
                                                                             (in thousands of Canadian dollars)
      Subscribers' equipment                                                 $       9,263        $      13,041
      Video store materials                                                          2,571                2,329
      Other supplies and spare parts                                                 7,296                7,539

      ---------------------------------------------------------------------------------------------------------
                                                                             $      19,130        $      22,909
      =========================================================================================================

VIDEOTRON LTEE
Notes to Interim Combined Financial Statements, Continued
(Unaudited)

As at September 30, 2003

9.    Long-term debt:

      =========================================================================================================
                                                                              December 31,        September 30,
                                                                                      2002                 2003
      ---------------------------------------------------------------------------------------------------------
                                                                             (in thousands of Canadian dollars)
      Bank facility (a)                                                      $     995,846        $     779,065
      Senior Secured First Priority Notes (b)                                      123,755              105,043
      Subordinated loan - Quebecor Media (c)                                            --              150,000
      Other                                                                             24                   --

      ---------------------------------------------------------------------------------------------------------
                                                                             $   1,119,625        $   1,034,108
      =========================================================================================================

      (a)   Bank facility:

            Bank credit facility, bearing interest at Bankers' Acceptance rates, or other agreed upon interest rates, plus, in each case, a premium based on certain financial ratios, is secured by liens on the universality of all tangible and intangible assets, current and future, of the Company, subject to certain limitations for CF Cable TV Inc. and its subsidiaries. The credit facility is composed of the following credits:

            (i) Revolving Facility of a maximum amount of $150.0 million, maturing on November 28, 2005;

            (ii) Term - A-1 loan, for a maximum amount of $700.2 million, decreasing quarterly starting March 1, 2003, until maturity on December 1, 2008;

            (iii) Term - B loan, for a maximum amount of US$262.3 million, decreasing quarterly starting March 1, 2003, maturing on December 1, 2009. The Company has hedged the foreign currency risk associated with the facility by using a cross-currency swap agreement under which the Company has set the exchange rate of all payments in Canadian dollars.

            As at September 30, 2003, the outstanding balances include Bankers' Acceptance based advances of $467.4 million, and LIBOR based advances of US$200.7 million (December 31, 2002 - $629.4 million, Prime Rate based advances of $1.4 million and US$231.4 million, respectively). As at September 30, 2003, the effective interest rates range from 3.7% to 5.2% (December 31, 2002 - 4.28% to 5.0%).

            The credit facility obligates the Company to make mandatory repayments based on an excess cash flow formula whereby 50% of this excess, calculated on a quarterly basis, is to be repaid. In 2003 and thereafter, excess cash flows remittance are based on the leverage ratio of the Company.

VIDEOTRON LTEE
Notes to Interim Combined Financial Statements, Continued
(Unaudited)

As at September 30, 2003

9.    Long-term debt (continued):

      (a)   Bank facility (continued):

            The credit facility contains usual covenants such as maintaining certain financial ratios and certain restrictions as to the payment of dividends. The unused amount under the Revolving Facility at September 30, 2003 is $120 million.

            On March 24, 2003, the Company repaid on a voluntary basis $107.4 million of Term - A-1 loan principal and US$28.7 million equivalent to $42.6 million (Canadian dollars) of Term - B loan for a total reimbursement of $150 million using funds from the subordinated loan granted to the Company by Quebecor Media Inc.

      (b)   Senior Secured First Priority Notes:

            Senior Secured First Priority Notes issued by CF Cable TV Inc. having a par value of US$75.6 million (December 31, 2002 - US$75.6 million) bearing interest at the rate of 9.125%, maturing in 2007. The Notes are redeemable at the option of the Company on or after July 15, 2005 at 100% of the principal amount. These Notes are secured by first-ranking hypothecs on substantially all of the assets of CF Cable TV Inc. and certain of its subsidiaries. In addition, CF Cable TV Inc. and its subsidiaries have provided, to the extent permitted under the Notes Trust Indenture, guarantees in favour of the lenders under its parent credit agreement. In the case of realization on the assets of CF Cable TV Inc. and its subsidiaries, the proceeds thereof would be firstly used to repay, on a pro rata basis, and as described in an inter-creditor agreement entered into on June 29, 2001, between, among others, the agent under the parent's credit agreement and the trustee under the Notes Trust Indenture, the Senior Secured First Priority Notes and the first priority guarantees provided to the lenders under the parent's credit agreement. In May 2002, the Company repurchased US$2.2 million of these Notes.

      (c)   Subordinated loan - Quebecor Media Inc.:

            On March 24, 2003, the Company contracted a subordinated loan of $150 million from its parent company. The $150 million subordinated loan, maturing in March 2015, bears interest at the rate of 90-day bankers' acceptance rates plus 1.5%, payable in arrears on the last day of each quarter starting June 30, 2003. The obligations of the Company are subordinated in right of payment to the prior payment in full of all existing and future indebtedness of the Company under or in connection with the Credit Agreement. The holders of all other senior indebtedness of the Company will be entitled to receive payment in full of all amounts due on or in respect of all other existing and future senior indebtedness of the Company before the Lender is entitled to receive or retain payment of principal.

VIDEOTRON LTEE
Notes to Interim Combined Financial Statements, Continued
(Unaudited)

As at September 30, 2003

9.    Long-term debt (continued):

      (c)   Subordinated loan - Quebecor Media Inc. (continued):

            In June 2003, the Company notified the Lender according to the subordinated loan agreement that it will stop the payment of all interests on the loan until April 2004. The amount of interests owed to Quebecor Media Inc. as at September 30, 2003 totalled $3.7 million.

      Minimum principal repayments on long-term debt, taking into account the refinancing described in note 14, are as follows:

      ==========================================================================
                                              (in thousands of Canadian dollars)

      2004                                                        $      50,000
      2005                                                               50,000
      2006                                                               50,000
      2007                                                              155,100
      2008 and thereafter                                               770,600

      ==========================================================================

10.   Accounts payable and accrued liabilities:

      ==========================================================================
                                                December 31,       September 30,
                                                        2002                2003
      --------------------------------------------------------------------------
                                              (in thousands of Canadian dollars)

      Trade accounts payable                   $      49,919       $      42,457
      Subscribers' equipment suppliers                 6,037               3,368
      Royalties and service providers dues            75,112              47,304
      Restructuring accrual                           25,000                 278
      Employees' salaries and dues                    17,855              15,798
      Pension plan accrued liability                   3,900               3,900
      Provincial and federal sales tax                 9,769               4,601
      Forward exchange contracts                          --              25,044
      Interest due                                     9,694               3,140

      --------------------------------------------------------------------------
                                               $     197,286       $     145,890
      ==========================================================================

VIDEOTRON LTEE
Notes to Interim Combined Financial Statements, Continued
(Unaudited)

As at September 30, 2003

11.   Share capital:

      ===========================================================================================================
                                                                        December 31,                September 30,
                                                                                2002                         2003
      -----------------------------------------------------------------------------------------------------------
                                                                         Retractable                  Retractable
                                                              Common       preferred         Common     preferred
                                                              shares          shares         shares        shares
      -----------------------------------------------------------------------------------------------------------
                                                                    (in thousands of Canadian dollars)
      Issued and paid:
          Videotron Ltee:
               10,820,000 common shares
                 (10,000,000 in 2002)                       $      1        $     --        $31,311        $   --
               No Preferred shares, Series E
                 (2 in 2002 - book value of $31,310)              --         332,480             --            --

          Videotron TVN Inc.:
               582,565 Class A shares
                 (1 in 2002)                                       1              --         31,557            --
               No Preferred shares, Class E1
                 (1 in 2002 - book value of $31,556)              --          31,556             --            --

          Le SuperClub Videotron Ltee:
               2 Class A shares                                1,601              --          1,601            --
               5,631 Class B shares - book
                 value of $5,631                                  --           5,631             --         5,631

      -----------------------------------------------------------------------------------------------------------
                                                            $  1,603        $369,667        $64,469        $5,631
      ===========================================================================================================

      On March 28, 2003, the parent company of Videotron Ltee converted one of its Series E Preferred Shares into 750,000 common shares at a stated capital of $26.8 million. Furthermore, on May 14, 2003, the parent company converted its last Series E Preferred Share into 70,000 common shares at a stated capital of $4.5 million.

      On June 26, 2003, the parent company of Videotron TVN Inc. converted its Class E1 Preferred Share into 582,564 Class A shares at a stated capital of $31.6 million.

VIDEOTRON LTEE
Notes to Interim Combined Financial Statements, Continued
(Unaudited)

As at September 30, 2003

12.   Material differences between generally accepted accounting principles
      (GAAP) in Canada and the United States:

      The interim combined financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada which are different in some respects from those in the United States ("US"), as described below. The following tables set forth the impact of material differences between Canadian GAAP and US GAAP on the Company's combined financial statements, including disclosures that are required under US GAAP.

      Combined Statements of Operations

      ==========================================================================================================
                                                    Three-month period ended           Nine-month period ended
                                                          September 30,                     September 30,
                                                   ------------------------         ----------------------------
                                                      2002             2003                2002             2003
      ----------------------------------------------------------------------------------------------------------
                                                              (in thousands of Canadian dollars)
      Net income for the period based on
        Canadian GAAP                              $ 1,423         $ 18,071         $    22,660         $ 62,810

      Adjustments:
          Push-down basis of accounting (i)         (1,806)          (1,431)             (5,420)          (7,066)
          Goodwill impairment (ii)                      --               --          (1,936,000)              --
          Capitalization of hook-up cost,
            net of amortization (iii)               (2,010)            (419)             (3,817)          (2,157)
          Development and pre-operating
            costs (iv)                                (122)             119                (426)             173
          Subsidies on subscribers'
            equipment (v)                           (3,404)          (4,182)            (14,338)          (8,458)
          Accounting for derivative
            instruments and hedging
            activities (vi)                          1,426              506               4,559            8,986
          Income taxes (vii)                         1,651            1,516               5,716            3,373

      ----------------------------------------------------------------------------------------------------------
      Net income (loss) and comprehensive
        income (loss) for the period based
        on US GAAP                                 $(2,842)        $ 14,180         $(1,927,066)        $ 57,661
      ==========================================================================================================

      Accumulated other comprehensive
        loss at beginning of period                $  (314)        $   (314)        $      (314)        $   (314)
      Changes in the period                             --               --                  --               --

      ----------------------------------------------------------------------------------------------------------
      Accumulated other comprehensive
        loss at end of period                      $  (314)        $   (314)        $      (314)        $   (314)
      ==========================================================================================================

VIDEOTRON LTEE
Notes to Interim Combined Financial Statements, Continued
(Unaudited)

As at September 30, 2003

12.   Material differences between generally accepted accounting principles
      (GAAP) in Canada and the United States (continued):

      Combined Shareholder's Equity As at

      =====================================================================================================
                                                                           December 31,       September 30,
                                                                                   2002                2003
      -----------------------------------------------------------------------------------------------------
                                                                         (in thousands of Canadian dollars)
      Shareholder's equity based on Canadian GAAP                           $  (314,627)        $   112,219

      Cumulative adjustments:
          Push-down basis of accounting (i)                                   4,332,002           4,324,936
          Goodwill impairment (ii)                                           (2,004,000)         (2,004,000)
          Capitalization of hook-up costs, net of amortization (iii)            (14,515)            (16,672)
          Development and pre-operating costs (iv)                               (2,931)             (2,758)
          Subsidies on subscribers' equipment (v)                               (33,012)            (41,470)
          Accounting for derivative instruments and
            hedging activities (vi)                                             (14,116)             (5,130)
          Income taxes (vii)                                                     15,722              19,095
          Pension and postretirement benefits (ix)                                 (314)               (314)

      -----------------------------------------------------------------------------------------------------
      Shareholder's equity per US GAAP                                      $ 1,964,209         $ 2,385,906
      =====================================================================================================

      (i)   Push-down basis of accounting

            The basis of accounting used in the preparation of these financial statements under US GAAP reflects the push-down resulting from the acquisition on October 23, 2000 by Quebecor Media Inc. of the parent of each of the combined entities. Under Canadian GAAP, each entity has retained the historical carrying value basis of its assets and liabilities. The excess of the purchase price over the value assigned to the net assets of the Company at the date of acquisition has been allocated to goodwill and has been amortized, up to December 31, 2001 on the straight-line basis over 40 years.

VIDEOTRON LTEE
Notes to Interim Combined Financial Statements, Continued
(Unaudited)

As at September 30, 2003

12.   Material differences between generally accepted accounting principles
      (GAAP) in Canada and the United States (continued):

      (i)   Push-down basis of accounting (continued)

            The principal adjustments, taking into account the final allocation of the purchase price finalized in the fourth quarter of 2001, to the historical combined financial statements of the Company to reflect Parent's cost basis were:

            (a) The carrying values of fixed assets were increased by $114.6 million;

            (b) The deferred charges related to financing fees and exchange losses on long-term debt have been written off to reflect the fair value of the assumed long-term debt and, further reduction in deferred charges were recorded for a total amount of $22.6 million;

            (c)   Accrued charges increased by $40.3 million;

            (d)   Future income taxes liability increased by $24.9 million; and

            (e) The $4,360.5 million excess of parent's cost over the value assigned to the net assets of the Company at the date of acquisition has been recorded as goodwill and $4,387.3 million was credited as contributed surplus.

      (ii)  Goodwill impairment

            The accounting requirements for goodwill under Canadian GAAP and US GAAP are similar in all material respects. However, in accordance with the transitional provisions contained in Section 3062 of the CICA Handbook, an impairment loss recognized during the financial year in which the new recommendations are initially applied is recognized as the effect of a change in accounting policy and charged to opening retained earnings, without restatement of prior periods. Under US GAAP, an impairment loss recognized as a result of transitional goodwill impairment test is recognized as the effect of a change in accounting principles in the statement of operations above the caption "net income".

      (iii) Capitalization of hook-up costs, net of amortization

            Under Canadian GAAP, the costs of reconnecting subscribers, which include material, direct labor, and certain overhead charges are capitalized and depreciated over a three-year or a four-year period on a straight-line basis. Under US GAAP, these costs are expensed as incurred.

      (iv)  Development and pre-operating costs

            Under Canadian GAAP, certain development and pre-operating costs, which satisfy specified criteria for recoverability are deferred and amortized. Under US GAAP, these costs are expensed as incurred.

VIDEOTRON LTEE
Notes to Interim Combined Financial Statements, Continued
(Unaudited)

As at September 30, 2003

12.   Material differences between generally accepted accounting principles
      (GAAP) in Canada and the United States (continued):

      (v)   Subsidies on subscribers' equipment

            Under Canadian GAAP, the costs of subsidies granted to the subscribers on the equipment sold are capitalized and amortized over a three-year period on a straight-line basis. Under US GAAP, these costs are expensed as incurred.

      (vi)  Accounting for derivative instruments and hedging activities

            The Company adopted, at the beginning of 2001, Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" as amended (SFAS 133), which establishes accounting and reporting standards for derivative instruments and hedging activities and requires that all derivatives be recorded as either assets or liabilities in the balance sheet at fair value with changes in fair value recorded in the statement of operations unless the instrument is effective and qualifies for hedge accounting. As of the adoption date, the Company did not hold any of these instruments. Under Canadian GAAP, derivative financial instruments are accounted for on an accrual basis. Realized and unrealized gains and losses are deferred and recognized in income in the same period and in the same financial statement category as the income or expense arising from the corresponding hedged position. Furthermore, under Canadian GAAP the change in foreign exchange rate on long-term foreign currency denominated instrument is recorded either as an asset or liability when hedge accounting is used. Under US GAAP, these changes are recorded in the statement of operations.

      (vii) Income taxes

            This adjustment represents the tax impact of the US GAAP adjustments. Furthermore, under Canadian GAAP, income taxes are measured using substantially enacted tax rates, while under US GAAP, measurement is based on enacted tax rates.

      (viii) Comprehensive income

            Comprehensive income is presented in accordance with FAS No. 130, "Reporting Comprehensive Income". This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. Other comprehensive income consists of adjustments to shareholder's equity and the accrued benefit liability, representing the excess of the accumulated pension benefit obligation as compared to the fair value of plan assets.

VIDEOTRON LTEE
Notes to Interim Combined Financial Statements, Continued
(Unaudited)

As at September 30, 2003

12.   Material differences between generally accepted accounting principles
      (GAAP) in Canada and the United States (continued):

      (ix)  Pension and postretirement benefits

            The accounting requirements for pension and postretirement benefits under Canadian GAAP and US GAAP are similar in all material respects. However, under US GAAP, if the accumulated benefit obligation exceeds the fair value of a pension plan's assets, the Company is required to recognize a minimum accrued liability equal to the unfunded accumulated benefit obligation, which is recorded as a separate component of shareholder's equity under the caption other comprehensive income.

      (x)   Operating income before the undernoted

            US GAAP requires that depreciation and amortization and other items be included in the determination of operating income and does not permit the disclosure of subtotals of the amounts of operating income before these items. Canadian GAAP permits the subtotals of the amounts of operating income before these items.

      (xi)  Combined Statements of Cash Flows

            The disclosure of a subtotal of the amount of funds provided by operations before changes in non-cash operating working capital items in the combined statement of cash flows is allowed by Canadian GAAP while it is not allowed by US GAAP.

VIDEOTRON LTEE
Notes to Interim Combined Financial Statements, Continued
(Unaudited)

As at September 30, 2003

12.   Material differences between generally accepted accounting principles
      (GAAP) in Canada and the United States (continued):

      (xii) Recent accounting pronouncements

            (a)   In Canada:

                  The CICA has also issued Section 1100 of the CICA Handbook, Generally Accepted Accounting principles. Section 1100 establishes standards for financial reporting in accordance with generally accepted accounting principles and it describes both what constitutes as well as the sources of Canadian GAAP. This section also provides guidance on what sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of generally accepted accounting principles.
                  Section 1100 of the CICA Handbook will come into force on January 1, 2004. In accordance with common industry practices, equipment subsidies are currently deferred and amortized over a period of three years and customer reconnection costs are capitalized and amortized over three to four years. Industry practices will no longer qualify as being acceptable under Canadian GAAP. Under the new accounting principles, equipment subsidies will in the future be accounted for as revenues for the product of sales and cost of sales for the cost of equipment and recognized in earnings at the time of the sale and customer reconnection costs will be accounted for as operating expenses when incurred. As of September 30, 2003, the net book value of the deferred charges on equipment subsidies amounted to $43.6 million and the net book value of customer reconnection costs amounted to $11.5 million. For the three month and the nine-month periods ended September 30, 2002 and 2003, income before income taxes and non-controlling interest under Canadian GAAP would have been reduced by $5.4 million and $4.6 million and by $18.2 million and $10.6 million, respectively, if the new accounting principles had then been applied.

VIDEOTRON LTEE
Notes to Interim Combined Financial Statements, Continued
(Unaudited)

As at September 30, 2003

12.   Material differences between generally accepted accounting principles
      (GAAP) in Canada and the United States (continued):

      (xii) Recent accounting pronouncements (continued)

            (b)   In the United States:

                  SFAS 150 accounting for certain financial instruments with characteristics of both liabilities and equities. The statement requires an issuer to classify certain freestanding financial instruments as liabilities such as:

                  - A mandatorily redeemable financial instrument that embodies an unconditional obligation to redeem it by transferring assets at a specified date or upon an event that is certain to occur.

                  - A financial instrument, other than an outstanding share, that, at inception, embodies an obligation to repurchase the issuer's own equity shares or is indexed to such an obligation.

                  - A financial instrument that embodies an obligation that the issuer must or may settle by issuing a variable number of its equity shares, if, at inception, the monetary value of the obligation is based solely or predominantly on any of the following:

                        -     A fixed monetary amount known at inception

                        - Variations in something other than the fair value of the issuer's equity shares

                        - Variations inversely related to changes in the fair value of the issuer's equity shares

                  This statement is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003.

VIDEOTRON LTEE
Notes to Interim Combined Financial Statements, Continued
(Unaudited)

As at September 30, 2003

12.   Material differences between generally accepted accounting principles
      (GAAP) in Canada and the United States (continued):

      (xiii) Guaranteed debt

            The combined information below has been presented in accordance with the requirements of the Securities and Exchange Commission for guarantor financial statements.

            The Company's Senior Notes due 2014 described in note 14 will be guaranteed by specific subsidiaries of the Company (the "Subsidiary Guarantors"). The accompanying condensed combined financial information as at December 31, 2002 and September 30, 2003 and the three-month and nine-month periods ended September 30, 2002 and 2003 has been prepared in accordance with US GAAP. The information under the column headed "Combined Guarantors" is for all the Subsidiary Guarantors. Investments in the Subsidiary Guarantors are accounted for by the equity method in the separate column headed "Videotron Ltee". Each Subsidiary Guarantor is wholly-owned by the Company. All guarantees are full and unconditional, and joint and several (to the extent permitted by applicable law).

            The main subsidiaries included under the column "Subsidiary Guarantors" are Videotron TVN Inc., Videotron (1998) Ltee and Le SuperClub Videotron Ltee and its subsidiary, Groupe de Divertissement SuperClub Inc.

            The "Non Subsidiary Guarantors" are CF Cable TV Inc., Videotron (Regional) Ltee, Tele-Cable Charlevoix (1977) Inc. and Societe d'Edition et de Transcodage T.E. Ltee.

VIDEOTRON LTEE
Notes to Interim Combined Financial Statements, Continued
(Unaudited)

As at September 30, 2003

12.   Material differences between generally accepted accounting principles
      (GAAP) in Canada and the United States (continued):

      Combined balance sheet

      As at December 31, 2002

      =============================================================================================================================
                                                                                     Subsidiary       Adjustments
                                                      Videotron      Subsidiary            non-               and
                                                           Ltee      guarantors      guarantors      eliminations          Combined
      -----------------------------------------------------------------------------------------------------------------------------
                                                                         (in thousands of Canadian dollars)
      Assets

      Fixed assets                                  $   757,228       $ 120,453       $ 226,291       $        --       $ 1,103,972
      Goodwill                                        1,401,545         630,339         397,332           233,711         2,662,927
      Deferred charges                                   23,763             502           3,274              (489)           27,050
      Investments                                       505,595              --             878          (493,707)           12,766
      Future income taxes                                10,021          15,614           1,123                --            26,758
      Cash and cash equivalents                          14,710              47           1,124                --            15,881
      Accounts receivable                                64,965           6,254             782                --            72,001
      Inventories and prepaid expenses                   10,578          11,888             525                --            22,991
      Amounts receivable from affiliated
        companies                                        42,632         144,363          56,932          (145,278)           98,649

      -----------------------------------------------------------------------------------------------------------------------------
      Total assets                                  $ 2,831,037       $ 929,460       $ 688,261       $  (405,763)      $ 4,042,995
      =============================================================================================================================

      Liabilities

      Long-term debt                                $   996,577       $  71,642       $ 145,260       $   (93,854)      $ 1,119,625
      Retractable preferred shares                      332,480          37,187              --                --           369,667
      Redeemable preferred shares issued
        by a subsidiary company                              --           7,346              --            80,000            87,346
      Issued and outstanding cheques                      1,015             918              12                --             1,945
      Accounts payable and accrued
        liabilities                                     160,341          22,892          30,932                45           214,210
      Amounts payable to a company under
        common control                                  115,089          55,755             528          (144,545)           26,827
      Deferred revenue and prepaid services              53,794           5,111          21,026                --            79,931
      Future income taxes                               141,502           2,210          36,707            (1,826)          178,593
      Non-controlling interest in a subsidiary               --              --              10               632               642
      -----------------------------------------------------------------------------------------------------------------------------
                                                      1,800,798         203,061         234,475          (159,548)        2,078,786

      Shareholder's Equity

      Capital shares                                          1          93,471         235,025          (326,894)            1,603
      Contributed surplus                             3,203,881         640,094         659,660           (21,907)        4,481,728
      Deficit                                        (2,173,643)         (7,166)       (440,585)          102,586        (2,518,808)
      Other comprehensive income                             --              --            (314)               --              (314)
      -----------------------------------------------------------------------------------------------------------------------------
                                                      1,030,239         726,399         453,786          (246,215)        1,964,209
      -----------------------------------------------------------------------------------------------------------------------------
                                                    $ 2,831,037       $ 929,460       $ 688,261       $  (405,763)      $ 4,042,995
      =============================================================================================================================

VIDEOTRON LTEE
Notes to Interim Combined Financial Statements, Continued
(Unaudited)

As at September 30, 2003

12.   Material differences between generally accepted accounting principles
      (GAAP) in Canada and the United States (continued):

      Combined Statement of Operations

      For the three-month period ended September 30, 2002

      ==============================================================================================================
                                                                            Subsidiary   Adjustments
                                               Videotron     Subsidiary           non-           and
                                                    Ltee     guarantors     guarantors  eliminations        Combined
      --------------------------------------------------------------------------------------------------------------
                                                                (in thousands of Canadian dollars)
      Revenues                                 $ 105,513       $ 51,697       $ 40,520       $(6,946)      $ 190,784

      Direct cost                                 42,796         10,933         12,102          (666)         65,165

      Operating and administrative
        expenses                                  45,480         19,497         14,619        (6,394)         73,202

      Depreciation and amortization               20,661          8,465          4,390           (83)         33,433

      Financial expenses                           7,121          6,481         10,273          (101)         23,774

      --------------------------------------------------------------------------------------------------------------
      Income (loss) before the undernoted        (10,545)         6,321           (864)          298          (4,790)

      Income taxes                                    67             (4)        (2,097)           90          (1,944)
      --------------------------------------------------------------------------------------------------------------
                                                 (10,612)         6,325          1,233           208          (2,846)

      Share in the results of a company
        subject to significant influence             963             --             30          (993)             --

      Non-controlling interest                        --             --             (1)            5               4

      --------------------------------------------------------------------------------------------------------------
      Net (loss) income                        $  (9,649)      $  6,325       $  1,262       $  (780)      $  (2,842)
      ==============================================================================================================

VIDEOTRON LTEE
Notes to Interim Combined Financial Statements, Continued
(Unaudited)

As at September 30, 2003

12.   Material differences between generally accepted accounting principles
      (GAAP) in Canada and the United States (continued):

      Combined Statement of Operations

      For the nine-month period ended September 30, 2002

      ========================================================================================================================
                                                                                Subsidiary       Adjustments
                                                 Videotron      Subsidiary            non-               and
                                                      Ltee      guarantors      guarantors      eliminations          Combined
      ------------------------------------------------------------------------------------------------------------------------
                                                                     (in thousands of Canadian dollars)
      Revenues                                 $   324,525       $ 154,971       $ 124,621       $   (21,213)      $   582,904

      Direct cost                                  121,283          43,421          36,408            (1,924)          199,188

      Operating and administrative
        expenses                                   136,490          56,993          46,294           (19,272)          220,505

      Depreciation and amortization                 61,694          27,050          12,893              (245)          101,392

      Financial expenses                            38,168           4,749           8,297            (1,195)           50,019

      Impairment of goodwill                     1,558,480              --         377,520                --         1,936,000

      ------------------------------------------------------------------------------------------------------------------------
      Income (loss) before the undernoted       (1,591,590)         22,758        (356,791)            1,423        (1,924,200)

      Income taxes                                  (8,333)          6,586           4,256               212             2,721
      ------------------------------------------------------------------------------------------------------------------------
                                                (1,583,257)         16,172        (361,047)            1,211        (1,926,921)

      Share in the results of a company
        subject to significant influence             1,204              --             104            (1,308)               --

      Non-controlling interest                          --              --             (89)              (56)             (145)

      ------------------------------------------------------------------------------------------------------------------------
      Net (loss) income                        $(1,582,053)      $  16,172       $(361,032)      $      (153)      $(1,927,066)
      ========================================================================================================================

VIDEOTRON LTEE
Notes to Interim Combined Financial Statements, Continued
(Unaudited)

As at September 30, 2003

12.   Material differences between generally accepted accounting principles
      (GAAP) in Canada and the United States (continued):

      Combined Statement of Cash Flows

      For the three-month period ended September 30, 2002

      ====================================================================================================================
                                                                                  Subsidiary    Adjustments
                                                      Videotron     Subsidiary          non-            and
                                                           Ltee     guarantors    guarantors   eliminations       Combined
      --------------------------------------------------------------------------------------------------------------------
                                                                        (in thousands of Canadian dollars)
      Cash flows from operating activities:
          Net (loss) income                            $ (9,649)      $  6,325       $ 1,262       $   (780)      $ (2,842)
          Items no involving cash:
            Depreciation and amortization                21,196          9,543         4,227            (83)        34,883
            Future income taxes                            (269)          (852)       (2,210)            90         (3,241)
            Write-off of goodwill                            --             --            --             --             --
            Gain on foreign denominated debt                 --             --         5,368            190          5,558
            Other                                        (1,648)           267           403            697           (281)
          Changes in non-cash operating
            working capital                               9,282        (14,314)       (5,535)          (181)       (10,748)
          ----------------------------------------------------------------------------------------------------------------
                                                         18,912            969         3,515            (67)        23,329

      Cash flows from investing activities:
          Acquisition of fixed assets                   (12,899)        (5,455)       (3,069)            --        (21,423)
          Net change in deferred charges                     29             --            (8)            67             88
          Disposal of fixed assets                          493            (34)           24             --            483
          Acquisition of minority interest                   --             --            --             --             --
          ----------------------------------------------------------------------------------------------------------------
                                                        (12,377)        (5,489)       (3,053)            67        (20,852)

      Cash flows from financing activities:
          Repayment of long-term debt                    (1,540)            --            (7)            --         (1,547)
          Issuance of shares by a subsidiary                 --             --        (6,820)            --         (6,820)
          Proceeds on disposal of a preferred
            share issued by an affiliated company            --             --         6,820             --          6,820
          ----------------------------------------------------------------------------------------------------------------
                                                         (1,540)            --            (7)            --         (1,547)

      --------------------------------------------------------------------------------------------------------------------
      Increase (decrease) in cash                         4,995         (4,520)          455             --            930

      Cash and cash equivalents, beginning
        of period                                        55,934          4,162           (45)            --         60,051

      --------------------------------------------------------------------------------------------------------------------
      Cash and cash equivalents, end of period         $ 60,929       $   (358)      $   410       $     --       $ 60,981
      ====================================================================================================================

VIDEOTRON LTEE
Notes to Interim Combined Financial Statements, Continued
(Unaudited)

As at September 30, 2003

12.   Material differences between generally accepted accounting principles
      (GAAP) in Canada and the United States (continued):

      Combined Statement of Cash Flows

      For the nine-month period ended September 30, 2002

      ============================================================================================================================
                                                                                       Subsidiary    Adjustments
                                                         Videotron     Subsidiary            non-            and
                                                              Ltee     guarantors      guarantors   eliminations          Combined
      ----------------------------------------------------------------------------------------------------------------------------
                                                                            (in thousands of Canadian dollars)
      Cash flows from operating activities:
          Net (loss) income                            $(1,582,053)      $ 16,172       $(361,032)      $   (153)      $(1,927,066)
          Items no involving cash:
            Depreciation and amortization                   63,556         31,140          12,863           (245)          107,314
            Future income taxes                             (9,340)         4,268           3,564            212            (1,296)
            Write-off of goodwill                        1,558,480             --         377,520             --         1,936,000
            Gain on foreign denominated debt                    --             --            (902)          (514)           (1,416)
            Other                                           (2,764)           823           1,166            683               (92)
          Changes in non-cash operating
            working capital                                 25,452        (28,361)        (26,272)          (174)          (29,355)
          ------------------------------------------------------------------------------------------------------------------------
                                                            53,331         24,042           6,907           (191)           84,089

      Cash flows from investing activities:
          Acquisition of fixed assets                      (38,156)       (24,768)         (9,988)            --           (72,912)
          Net change in deferred charges                      (191)           (22)             --            191               (22)
          Disposal of fixed assets                             774          9,535             209             --            10,518
          Acquisition of minority interest                      --             --            (800)            --              (800)
          ------------------------------------------------------------------------------------------------------------------------
                                                           (37,573)       (15,255)        (10,579)           191           (63,216)

      Cash flows from financing activities:
          Repayment of long-term debt                      (25,868)            --          (3,404)            --           (29,272)
          Issuance of shares by a subsidiary                    --         80,000              --             --            80,000
          Proceeds on disposal of a preferred
            share issued by an affiliated company               --             --           6,820             --             6,820
          Advance made to a company under
            common control                                      --        (86,820)             --             --           (86,820)
          Other                                                 --             --             (32)            --               (32)
          ------------------------------------------------------------------------------------------------------------------------
                                                           (25,868)        (6,820)          3,384             --           (29,304)

      ----------------------------------------------------------------------------------------------------------------------------
      Increase (decrease) in cash                          (10,110)         1,967            (288)            --            (8,431)

      Cash and cash equivalents, beginning
        of period                                           71,039         (2,325)            698             --            69,412

      ----------------------------------------------------------------------------------------------------------------------------
      Cash and cash equivalents, end of period         $    60,929       $   (358)      $     410       $     --       $    60,981
      ============================================================================================================================

VIDEOTRON LTEE
Notes to Interim Combined Financial Statements, Continued
(Unaudited)

As at September 30, 2003

12.   Material differences between generally accepted accounting principles
      (GAAP) in Canada and the United States (continued):

      Combined balance sheet

      As at September 30, 2003

      ===========================================================================================================================
                                                                                   Subsidiary       Adjustments
                                                      Videotron     Subsidiary           non-               and
                                                           Ltee     guarantors     guarantors      eliminations          Combined
      ---------------------------------------------------------------------------------------------------------------------------
                                                                         (in thousands of Canadian dollars)
      Assets

      Fixed assets                                  $   738,878       $ 85,968      $ 222,336       $        --       $ 1,047,182
      Goodwill                                        1,399,532        631,239        396,843           233,711         2,661,325
      Deferred charges                                   10,018            406          3,457              (359)           13,522
      Investments                                       505,361             --          1,598          (494,193)           12,766
      Future income taxes                                18,893             --             --                --            18,893
      Cash and cash equivalents                              12             53            751                --               816
      Accounts receivable                                64,807          5,939            895                --            71,641
      Inventories and prepaid expenses                   12,423         15,516            756                --            28,695
      Income taxes receivable                                --             --            116                --               116
      Amounts receivable from affiliated
        companies                                         7,555        125,659         78,577          (189,111)           22,680

      ---------------------------------------------------------------------------------------------------------------------------
      Total assets                                  $ 2,757,479       $864,780      $ 705,329       $  (449,952)      $ 3,877,636
      ---------------------------------------------------------------------------------------------------------------------------

      Liabilities

      Long-term debt                                $   929,796       $ 71,441      $ 128,021       $   (95,150)      $ 1,034,108
      Issued and outstanding cheques                      4,174          2,756            (62)               --             6,868
      Accounts payable and accrued
        liabilities                                     101,788         21,734         29,016                12           152,550
      Income taxes payable                                  523          2,556           (603)               --             2,476
      Amounts payable to a company under
        common control                                  188,039          9,958          1,132          (189,078)           10,051
      Deferred revenue and prepaid services              51,478         18,572         20,156                --            90,206
      Future income taxes                               138,074          7,541         45,026            (1,424)          189,217
      Non-controlling interest in a subsidiary               --             --             10               613               623
      ---------------------------------------------------------------------------------------------------------------------------
                                                      1,413,872        134,558        222,696          (285,027)        1,486,099

      Retractable preferred shares                           --          5,631             --                --             5,631

      Shareholder's Equity

      Capital shares                                     31,311         45,027        235,025          (246,894)           64,469
      Contributed surplus                             3,503,712        640,094        660,999           (21,907)        4,782,898
      Deficit                                        (2,191,416)        39,470       (413,077)          103,876        (2,461,147)
      Other comprehensive income                             --             --           (314)               --              (314)
      ---------------------------------------------------------------------------------------------------------------------------
                                                      1,343,607        724,591        482,633          (164,925)        2,385,906

      ---------------------------------------------------------------------------------------------------------------------------
                                                    $ 2,757,479       $864,780      $ 705,329       $  (449,952)      $ 3,877,636
      ===========================================================================================================================

VIDEOTRON LTEE
Notes to Interim Combined Financial Statements, Continued
(Unaudited)

As at September 30, 2003

12.   Material differences between generally accepted accounting principles
      (GAAP) in Canada and the United States (continued):

      Combined Statement of Operations

      For the three-month period ended September 30, 2003

      =============================================================================================================
                                                                           Subsidiary   Adjustments
                                               Videotron     Subsidiary          non-           and
                                                    Ltee     guarantors    guarantors  eliminations        Combined
      -------------------------------------------------------------------------------------------------------------
                                                                (in thousands of Canadian dollars)
      Revenues                                 $ 105,543       $ 62,977       $39,847      $ (6,065)      $ 202,302

      Direct cost                                 44,222          9,653        11,745          (423)         65,197

      Operating and administrative
        expenses                                  37,070         25,105        14,318        (5,639)         70,854

      Depreciation and amortization               21,408          4,736         4,527           (74)         30,597

      Financial expenses                          14,534         (1,357)        2,365          (278)         15,264

      -------------------------------------------------------------------------------------------------------------
      Income (loss) before the undernoted        (11,691)        24,840         6,892           349          20,390

      Income taxes                                (3,856)         7,513         2,526            --           6,183
      -------------------------------------------------------------------------------------------------------------
                                                  (7,835)        17,327         4,366           349          14,207

      Share in the results of a company
        subject to significant influence             135             --            47          (182)             --

      Non-controlling interest                        --             --            --           (27)            (27)

      -------------------------------------------------------------------------------------------------------------
      Net (loss) income                        $  (7,700)      $ 17,327       $ 4,413      $    140       $  14,180
      =============================================================================================================

VIDEOTRON LTEE
Notes to Interim Combined Financial Statements, Continued
(Unaudited)

As at September 30, 2003

12.   Material differences between generally accepted accounting principles
      (GAAP) in Canada and the United States (continued):

      Combined Statement of Operations

      For the nine-month period ended September 30, 2003

      =================================================================================================================
                                                                              Subsidiary    Adjustments
                                               Videotron      Subsidiary            non-            and
                                                    Ltee      guarantors      guarantors   eliminations        Combined
      -----------------------------------------------------------------------------------------------------------------
                                                                   (in thousands of Canadian dollars)
      Revenues                                 $ 315,397       $ 179,305       $ 119,853       $(18,778)      $ 595,777

      Direct cost                                120,585          28,434          35,833         (1,412)        183,440

      Operating and administrative
        expenses                                 113,587          72,172          44,109        (17,259)        212,609

      Depreciation and amortization               61,776          20,300          13,257           (237)         95,096

      Financial expenses                          48,744         (11,649)        (11,271)        (1,498)         24,326

      -----------------------------------------------------------------------------------------------------------------
      Income (loss) before the undernoted        (29,295)         70,048          37,925          1,628          80,306

      Income taxes                               (11,304)         23,412          10,491             --          22,599
      -----------------------------------------------------------------------------------------------------------------
                                                 (17,991)         46,636          27,434          1,628          57,707

      Share in the results of a company
        subject to significant influence             218              --              74           (292)             --

      Non-controlling interest                        --              --              --            (46)            (46)

      -----------------------------------------------------------------------------------------------------------------
      Net (loss) income                        $ (17,773)      $  46,636       $  27,508       $  1,290       $  57,661
      =================================================================================================================

VIDEOTRON LTEE
Notes to Interim Combined Financial Statements, Continued
(Unaudited)

As at September 30, 2003

12.   Material differences between generally accepted accounting principles
      (GAAP) in Canada and the United States (continued):

      Combined Statement of Cash Flows

      For the three-month period ended September 30, 2003

      =================================================================================================================
                                                                               Subsidiary    Adjustments
                                                   Videotron     Subsidiary          non-            and
                                                        Ltee     guarantors    guarantors   eliminations       Combined
      -----------------------------------------------------------------------------------------------------------------
                                                                     (in thousands of Canadian dollars)
      Cash flows from operating activities:
          Net (loss) income                         $ (7,700)      $ 17,327       $ 4,413       $    140       $ 14,180
          Items no involving cash:
            Depreciation and amortization             22,053          7,038         4,527            (74)        33,544
            Future income taxes                       (4,185)         6,685         2,285             --          4,785
            Gain on foreign denominated debt              --             --           182             13            195
            Other                                     (2,475)            74           248           (146)        (2,299)
          Changes in non-cash operating
            working capital                           20,831        (39,951)       (7,785)            71        (26,834)
          -------------------------------------------------------------------------------------------------------------
                                                      28,524         (8,827)        3,870              4         23,571

      Cash flows from investing activities:
          Acquisition of fixed assets                (13,586)        (1,756)       (3,327)            --        (18,669)
          Net change in deferred charges                   3            (45)           --             (4)           (46)
          Disposals of fixed assets                       --          9,344            --             --          9,344
          Acquisition of internet subscribers            900           (900)           --             --             --
          Other                                          249             --            87           (336)            --
          -------------------------------------------------------------------------------------------------------------
                                                     (12,434)         6,643        (3,240)          (340)        (9,371)

      Cash flows from financing activities:
          Repayment of long-term debt                (29,341)            --           (10)            --        (29,351)
          Increase in long-term debt                  20,000             --            --             --         20,000
          Other                                         (156)            --          (400)           336           (220)
          -------------------------------------------------------------------------------------------------------------
                                                      (9,497)            --          (410)           336         (9,571)

       ----------------------------------------------------------------------------------------------------------------
       Increase (decrease) in cash                     6,593         (2,184)          220             --          4,629

      Cash and cash equivalents,
        beginning of period                          (10,755)          (519)          593             --        (10,681)

      -----------------------------------------------------------------------------------------------------------------
      Cash and cash equivalents, end of period      $ (4,162)      $ (2,703)      $   813       $     --       $ (6,052)
      =================================================================================================================

VIDEOTRON LTEE
Notes to Interim Combined Financial Statements, Continued
(Unaudited)

As at September 30, 2003

12.   Material differences between generally accepted accounting principles
      (GAAP) in Canada and the United States (continued):

      Combined Statement of Cash Flows

      For the nine-month period ended September 30, 2003

      ========================================================================================================================
                                                                                     Subsidiary    Adjustments
                                                       Videotron      Subsidiary           non-            and
                                                            Ltee      guarantors     guarantors   eliminations        Combined
      ------------------------------------------------------------------------------------------------------------------------
                                                                         (in thousands of Canadian dollars)
      Cash flows from operating activities:
          Net (loss) income                            $ (17,773)      $  46,636       $ 27,508       $  1,290       $  57,661
          Items no involving cash:
            Depreciation and amortization                 65,386          24,837         12,953           (237)        102,939
            Future income taxes                          (12,297)         20,944          9,840             --          18,487
            Gain on foreign denominated debt                  --              --        (17,214)          (624)        (17,838)
            Other                                         (2,377)            343          1,268           (536)         (1,302)
          Changes in non-cash operating
            working capital                               22,247        (102,853)       (25,132)            --        (105,738)
          --------------------------------------------------------------------------------------------------------------------
                                                          55,186         (10,093)         9,223           (107)         54,209

      Cash flows from investing activities:
          Acquisition of fixed assets                    (41,320)         (4,585)        (9,184)            --         (55,089)
          Net change in deferred charges                    (107)            (60)            --            107             (60)
          Disposals of fixed assets                           73          13,805             --             --          13,878
          Acquisition of internet subscribers                 --            (900)            --             --            (900)
          Other                                              249              --             87           (336)             --
          --------------------------------------------------------------------------------------------------------------------
                                                         (41,105)          8,260         (9,097)          (229)        (42,171)

      Cash flows from financing activities:
          Repayment of long-term debt                   (253,242)             --            (25)            --        (253,267)
          Increase in long-term debt                      85,000              --             --             --          85,000
          Recouponing fees on currency swap              (13,539)             --             --             --         (13,539)
          Increase in long-term intercompany loan
            from parent company                          150,000              --             --             --         150,000
          Other                                             (156)             --           (400)           336            (220)
          --------------------------------------------------------------------------------------------------------------------
                                                         (31,937)             --           (425)           336         (32,026)

       -----------------------------------------------------------------------------------------------------------------------
       Increase (decrease) in cash                       (17,856)         (1,833)          (299)            --         (19,988)

      Cash and cash equivalents,
        beginning of period                               13,694            (870)         1,112             --          13,936

      ------------------------------------------------------------------------------------------------------------------------
      Cash and cash equivalents, end of period         $  (4,162)      $  (2,703)      $    813       $     --       $  (6,052)
      ========================================================================================================================

VIDEOTRON LTEE
Notes to Interim Combined Financial Statements, Continued
(Unaudited)

As at September 30, 2003

13.   Contingencies:

      In 1999, the purchaser of a business sold by the Company initiated an arbitration by which it claims an amount of $8.6 million as a reduction of the purchase price of the business. It is not possible at this stage to determine the outcome of this claim.

      In November 2001, the Company terminated a sale service agreement with a supplier and is being sued for breach of contract for an amount of $4.7 million. It is not possible to determine the outcome of this claim.

      On March 13, 2002, a legal action was initiated by the shareholders of a cable company against Videotron Ltee. They contend that Videotron Ltee did not respect its commitment related to a stock purchase agreement signed in August 2000. The plaintiffs are requesting compensations totalling $26.0 million. Videotron Ltee's management believes that this action is not justified and intends to defend its case before the Court.

      In the normal course of business, the Company is a party to various claims and lawsuits. Even though the outcome of these various pending cases as at September 30, 2003 cannot be determined with certainty, the Company believes that their outcome will not have a material adverse impact on its operating results or financial position.

14.   Subsequent event:

      On October 1, 2003, the Company filed articles of amendment that, inter alia, removed the provisions limiting the number of the Company's shareholders to 50 and prohibiting any distribution to the public of the Company's securities. On October 7, 2003, the Company acquired from its parent company all the outstanding shares of Le SuperClub Videotron Ltee, and Videotron TVN inc. in exchange of 354,813 common shares of the Company. On October 8, 2003, the Company completed an offering of US$335 million aggregate principal amount of 6 7/8% Senior Notes due January 15, 2014. Concurrently with this offering, the Company amended its credit facilities such that they consist of a five-year revolving credit facility of $100 million and a five-year Term loan C of $368.1 million. The net proceeds from this offering was used to repay borrowings under the Company's existing credit facility and for general corporate purposes. Also on October 8, 2003, the Company amended the $150 million subordinated loan from its parent company such that interest payable thereunder is payable in cash at the Company's option throughout the term of the loan. This refinancing caused the Company to record, in October 2003, a charge of $17,1 million related to the old financing.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDEOTRON LTEE


/s/ Claudine Tremblay
-----------------------
By: Claudine Tremblay
    Assistant Secretary

Date: November 28, 2003